SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of September 2005

                             -----------------------

                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name into English)

                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC

                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release, dated September 30, 2005.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          JINPAN INTERNATIONAL LIMITED



                                          By: /s/ Mark Du
                                              ----------------------------------
                                              Name: Mark Du
                                              Title: Principal Financial Officer

Dated:  September 30, 2005

    EXHIBIT NO.            DESCRIPTION

    1.                     Press release, dated September 30, 2005.

                                                                       EXHIBIT 1


                                  PRESS RELEASE

Jinpan International Limited Receives Letter from the American Stock Exchange Regarding Compliance with Listing Standards.

Englewood Cliffs, NJ - September 30, 2005 - Jinpan International Limited ("Jinpan" or the "Company") (Amex: JST) announced today that on September 27, 2005, it received a letter from the American Stock Exchange (the "Amex") notifying the Company that it is not in compliance with the Amex Company Guide Sections 804(a) and 804(c). Pursuant to Section 804(a) of the Amex Company Guide the Board of Directors nominations must be selected or recommended by either a Nominating Committee comprised solely of independent directors or a majority of independent directors. Pursuant to Section 804(c) of the Amex Company Guide Jinpan must adopt a formal written charter addressing the nomination process under the federal securities laws. Jinpan is taking prompt corrective actions to resolve the deficiencies. The Company is confident that it will be compliant by November 28, 2005, the date specified by Amex for Jinpan to regain compliance.

ABOUT JINPAN INTERNATIONAL LIMITED

Jinpan International Limited, through its joint venture interest in Jinpan JV, designs, manufacturers and distributes cast coil transformers for distribution in the People's Republic of China. The Company is one of the largest manufacturers and distributors of cast coil transformers in China. Jinpan obtained its International Standardizing Organization (ISO) 9001 certification of its transformers in April 1997, making it one of only a few transformer manufacturers to obtain such certification In February 1998, Jinpan became the first Chinese transformer manufacturer to affect a public offering of its shares in the US market.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

Contact:

         Jinpan International Limited
         Mark Du, Principal Financial Officer
         (201) 227-0680